02057658

RECD S.E.C.
SEP 1 2 2002
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 of

the Securities Exchange Act of 1934

For the period of September 12 to September 12, 2002

Crystallex International Corporation
(Translation of registrant's name into English)

Suite 902, 700 West Pender Street, Vancouver, BC, V6C 1G8, Canada
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes____ No X

PROCESSED
SEP 1 6 2002
THOMSON
FINANCIAL

Crystallex International Corporation

Suite 902, 700 West Pender Street
Vancouver, British Columbia, V6C 1G8, Canada
Tel: (604) 683-0672 / Fax: (604) 688-3128

September 12, 2002

Trading Symbol on TSX and Amex – KRY
RM: 13 - 02

CRYSTALLEX INTERNATIONAL CORPORATION NAMES NEW CFO
Strengthens financial management team to support growth in Venezuela

TORONTO, September 12, 2002 - Crystallex International Corporation (KRY on TSX and Amex) announced today that it has named Borden D. Rosiak Chief Financial Officer of the Company. In addition, Robert Crombie has been hired as Vice President-Finance.

"These important changes in the financial management team add strength and vigor as we enter into a period of accelerated growth," said Marc J. Oppenheimer, President and CEO of Crystallex. "Moving forward, we will rely heavily upon the financial and mining-related experience of Messrs. Rosiak, and Crombie."

"Together they will enable us to make the most of the opportunities presented by our current mining operations as well as the huge opportunity that will unfold with the Company's recent selection by Corporacion Venezolana de Guayana (CVG) to develop the Las Cristinas concessions in Venezuela's Kilometre 88 region," he added.

Borden Rosiak has served in senior financial positions with major companies since 1981. Prior to joining the Crystallex team, he was Chief Financial Officer of Dorset Partners, a private investment firm. From 1994 until 1999, he was with Newcourt Credit Group, a C$25 billion global financial services company and served as their Chief Financial Officer. Mr. Rosiak managed the capital structure of the company, including numerous equity offerings,as well as the financial and administrative operations. He has also served as the Chief Financial Officer of the Toronto 2008 Olympic Bid Committee. Mr. Rosiak holds a Bachelor-Applied Science degree in Chemical Engineering and a Chartered Accounting degree.

Robert Crombie has more than a decade of mining-related financial experience. From 1999 until 2001, he managed the Canadian mining finance initiatives of Dresdner Bank in Toronto, and was primarily involved with the origination and structuring of corporate and project-debt facilities. Until 1999, he was Vice President-Corporate Finance for Chase Manhattan Bank in Toronto. Reporting to the President of Chase-Canada and to Chase's Head of North American Mining and Metals in New York, he was the principal executive, managing and developing a portfolio of Canadian mining clients. Between 1990 and 1992, he held various positions with Corona Corporation, a Canadian mining company. Mr. Crombie has a Master of Science degree in Mineral Economics from Penn State and an Honours Bachelor of Commerce degree from Queen's University.

Mr. Rosiak and Mr. Crombie will join Executive Vice President Dan Ross in the Crystallex office in Toronto where the Company will be centering its financial and administrative operations.

On September 6, 2002, Venezuela's state industrial holding company, Corporacion Venezolana de Guayana (CVG) announced that its Directors had approved the signing of an agreement with Crystallex for the development of Las Cristinas, believed to be one of the largest undeveloped gold deposits in Latin America and the world.

"These new management appointments position Crystallex to move ahead aggressively with the development of Las Cristinas with the Venezuelan government," Mr. Oppenheimer said. "Our work has already begun."

About Crystallex
Crystallex International Corporation is a gold mining and exploration company. The Company's strategy for growth is to develop its portfolio of properties in South America as well as to diversify geographically by investing in producing or near production projects and by exploring properties of merit in other areas of the world.

On Behalf of the Board:

Marc J. Oppenheimer, President & CEO

For Further Information:
Contact: A Richard Marshall, VP at (201) 541-6650 or Andrea Boltz at (604) 683-0672
To receive previous Company releases: (800) 758-5804 ext.114620
Visit us on the Internet: http://www.crystallex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation

(Registrant)

Date *September 12, 2002*

By [signature]

(Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature.